Astris Energi Inc.

Voting Results

Annual and Special Meeting of Shareholders

July 10, 2007

Resolution #1

On a show of hands, the Chairperson declared that the shareholder ratified the election of director for all nominees as follows: Christopher Besant, Richard Callander, Brian D. Clewes, Howard M. Drabinsky, Anthony Durkacz, Arthur E. Laudenslager, Michael M. Liik and Jiri K. Nor.

Resolution #2

The shareholders ratified the appointment of Danziger and Hochman, Chartered Accountants, as auditors of the Corporation

For: 30,113,879
Withhold: 969,394

Total: 31,083,273

Resolution #3

On a show of hands, the Chairperson declared that the shareholders ratified the resolution the full text of which is set forth in Schedule A to the Information Circular:

Resolution #4

The shareholders ratified the resolution, the full text of which is set forth in Schedule C to the Information Circular, fixing the salaries paid by the Corporation.

For: 29,675,279
Against: 1,539,182

Total: 31,214,461

Resolution #5

The shareholders ratified the resolution, the full text of which is set forth in Schedule D to the Information Circular, amending the Corporation's 2005 stock option plan

For: 9,175,944
Against: 1,380,582

Total: 10,556,526

Shares not eligible to vote: 13,003,980

Equity Transfer & Trust Company